SETTLEMENT AGREEMENT


       THIS SETTLEMENT AGREEMENT is entered into as of this 29th day of September, 2004 by and between Transax International Limited, a Colorado corporation (the "Company") and Stephen Taylor ("Taylor").


                                   RECITALS:

       WHEREAS, the Company has incurred substantial monetary obligations concerning its business operations and the development and marketing of its products;

       WHEREAS, Taylor has made monetary advances to the Company in the aggregate amount of $87,500.00 in order to assist the Company in financing its contractual debts and ongoing business expenses;

       WHEREAS, Taylor has provided financial services to the Company regarding the procurement of additional cash advances and/or loans from third-parties in order to assist the Company in financing its contractual debts and ongoing business expenses;

       WHEREAS, the Company has incurred an aggregate of $88,700.00 to Taylor relating to the principal amount of $87,500.00 advanced by Taylor and the accrual of interest thereon in the amount of $1,200.00 (the "Debt");

       WHEREAS, the Company has incurred an aggregate of $12,500.00 to Taylor relating to the financial services provided by Taylor to the Company (the "Finders' Fee Debt");

       WHEREAS, the Company and Taylor have settled their differences regarding the Debt and the Finders' Fee Debt and wish to set forth their settlement agreement;

        WHEREAS, the Company desires to settle the Debt by issuing to Taylor and/or its designates: (i) 1,182,666 shares of its restricted common stock, par value $0.00001 (the "Common Stock") at the rate of $0.075 per share (which amount is based upon the average of the open and close price of $0.08 of the Company's shares of Common Stock traded on the OTC Bulletin Board between September 19 2004 and September 29, 2004); and (ii) 1,166,667 warrants (the "Warrants") entitling Taylor and/or its designates to purchase a share of the Company's restricted Common Stock at $0.20 per share expiring September 29, 2009;

       WHEREAS, the Company desires to settle the Finders' Fee Debt by issuing to Taylor and/or its designates 166,667 shares of its restricted Common Stock at the rate of $0.075 per share (which amount is based upon the average of the open and close price of $0.08 of the Company's shares of Common Stock traded on the OTC Bulletin Board between September 19, 2004 and September 29, 2004;

       WHEREAS, Taylor desires to convert the Debt and accept the issuance of 1,182,666 shares of restricted Common Stock of the Company and 1,166,667 Warrants of the Company as full and complete satisfaction of the Debt;

       WHEREAS, Taylor desires to convert the Finders' Fee Debt and accept the issuance of 166,667 shares of restricted Common Stock of the Company as full and complete satisfaction of the Finders' Fee Debt;

       WHEREAS, the Company and Taylor desire to release one another from any and all further liability as related to the aforesaid Debt and Finders' Fee Debt.

       WHEREAS, the Board of Directors of the Company by unanimous written consent dated September 29, 2004 has approved: (i) the execution of this Settlement Agreement; (ii) the issuance of the 1,182,666 shares of restricted Common Stock and 1,166,667 Warrants to Taylor as settlement of the Debt; and
(iii) the issuance of the 166,667 shares of restricted Common Stock to Taylor as settlement of the Finders' Fee Debt.

       NOW, THEREFORE, in consideration of the aforesaid recitals and mutual promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:


                                   AGREEMENT

       1. The Company agrees to issue to Taylor 1,182,666 shares of its restricted Common Stock, at $0.075 per share and 1,166,667 Warrants, as of September 29, 2004, as full and complete satisfaction and payment of the Debt.

       2. The Company agrees to issue to Taylor 166,667 shares of its restricted Common Stock, at $0.075 per share, as of September 29, 2004, as full and complete satisfaction and payment of the Finders' Fee Debt.


       3. Taylor agrees to accept the issuance of 1,182,666 shares of the restricted Common Stock of the Company and 1,166,667 Warrants of the Company as full and complete satisfaction and payment of the Debt.

       4. Taylor agrees to accept the issuance of 166,667 shares of the restricted Common Stock of the Company as full and complete satisfaction and payment of the Finders' Fee Debt.

       5. The Company and Taylor shall agree to release each other and forever discharge any and all claims, manner of actions, whether at law or in equity suits, judgments, debts, liens, liabilities, demands, damages, losses, sums of money, expenses or disputes, known or unknown, fixed or contingent, which it now has or may have hereafter, directly or indirectly, individually or in any capacity against each other, their successors and assigns, as well as its present or former owners, directors, officers, stockholders, employees, agents, heirs, by reason of any act, omission, matter, cause, or thing whatsoever, from the beginning of time to, and including the date of the execution of this Agreement, relating to the aforesaid Debt and Finders' Fee Debt.

       6. Taylor acknowledges that the issuance of the 1,182,666 shares of restricted Common Stock, the issuance of the 1,166,667 Warrants, and the issuance of the 166,667 shares of restricted Common Stock: (i) have not been registered under the Securities Act of 1933, as amended (the "1933 Securities Act"); (ii) is in reliance on the exemption provided by Section 4(2) and/or Regulation S of the 1933 Securities Act; (iii) are being acquired solely for Taylor's own account without any present intention for resale or distribution, with the exception of those shares of Common Stock and/or Warrants to be transferred to designates of Taylor in accordance with that certain Letter of Instruction from Taylor; (iv) will not be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration, unless the shares of Common Stock are registered under the 1933 Securities Act and under any applicable state securities law or an opinion of counsel satisfactory to the Company is delivered to the Company to the effect that any proposed distribution of the shares of Common Stock will not violate the registration requirements of the 1933 Securities Act and any applicable state securities laws; and (v) that Taylor understands the economic risk of an investment in the Common Stock and has had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of the Common Stock.


       7. This Settlement Agreement shall be effective as of September 29, 2004 and shall be binding upon and insure to the benefit of the parties hereto and their respective successors.



                                        Transax International Limited



Date:_____________                      By:__________________________
                                              Stephen Walters, President and
                                              Chief Executive Officer



                                        Stephen Taylor


Date:______________                     By: __________________________
                                              President